UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at August 24, 2005

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 24, 2005

* Print the name and title of the signing officer under his signature
------

Anooraq Resources Corporation
1020-800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

ANOORAQ-ANGLO PLATINUM BOIKGANTSHO JOINT VENTURE
INFILL DRILLING PROGRAM CONFIRMS CONTINUITY OF DRENTHE DEPOSIT

August 24, 2005, Vancouver, BC - Anooraq Resources Corporation (TSX Venture: ARQ; AMEX: ANO) announces that the results from the infill core drilling program have confirmed the continuity of the mineralization within the Drenthe platinum group metals ("PGM") and nickel deposit. Drenthe is one of two deposits (Drenthe and Overysel North) being developed under the Boikgantsho Platinum Mine Joint Venture agreement ("JV") between Anooraq (50%) and Anglo Platinum Limited ("Anglo Platinum", 50%). The goal of the JV is to delineate and develop large-scale PGM deposits amenable to open pit mining. The Drenthe and Overysel North deposits are located on the Northern Limb of the Bushveld Complex, 250 kilometres north of Johannesburg, South Africa.

The 2005 infill drilling program focused on the Drenthe deposit, testing the mineralization on a 50 by 50 metre grid pattern in order to define measured mineral resources and advance the project toward a Bankable Feasibility Study. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 Preliminary Assessment.

One hundred and thirty six vertical holes, totaling 24,418.23 metres, were drilled from January to June 2005. Representative results from the final holes in the program are listed in the Table of Boikgantsho Assay Results - 2005 (attached). Highlights include:

- 1.67 g/t 3PGM, 0.19% Ni and 0.12% Cu over 90.0 metres in hole PR-318
- 1.47 g/t 3PGM, 0.15% Ni and 0.08% Cu over 48.0 metres in hole PR-334
- 1.63 g/t 3PGM, 0.21% Ni and 0.14% Cu over 54.2 metres in hole PR-350
- 3.38 g/t 3PGM, 0.22% Ni and 0.16% Cu over 11.2 metres in hole PR-357
- 2.02 g/t 3PGM, 0.19% Ni and 0.11% Cu over 15.0 metres in hole PR-364

Tabulations of the 2005 results and a map showing the locations of all of the holes drilled in the Drenthe deposit since 1998 are posted on Anooraq's website.

The results from 2005 program confirm both the robustness of the geological model and down-dip consistency of the PGM mineralization within the Drenthe deposit - from surface to vertical depths exceeding 300 metres. The block model for the Drenthe deposit has been updated with these results. Resource modeling, which began in early August, will form the basis for mine planning in the Pre-feasibility study that has commenced.

Rigorous QA/QC procedures, designed and supervised by qualified persons, are integrated into Anooraq's exploration programs. Keith Roberts, M.Sc., Ph.D., P.Geo., is Anooraq's qualified person for this drilling program.

The procedure for the program was as follows: core samples were sent to Set Point Laboratories in Mokopane, South Africa, for preparation (drying, crushing and pulverizing), then a 180 gram pulp from each sample was shipped to Acme Analytical Laboratories (an ISO 9001:2001 accredited laboratory) in Vancouver, British Columbia for analysis. Samples were analysed by Fire Assay (FA) fusion with an Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-ES) finish for Pt, Pd and Au, and Aqua Regia ICP-ES for 36 elements. A stringent quality assurance program is in place with standards, blanks and duplicate samples making up 10% of the samples processed. For the 2005 program, a duplicate of one in every 20 samples was sent to Set Point Laboratories (an ISO 17025: 2004 accredited laboratory) in Johannesburg, South Africa for checks of the analyses for Pt, Pd, Au, Cu and Ni.

Anooraq is actively engaged in the advancement of platinum group metals projects in the Bushveld Complex, the world's premier PGM environment. In addition to attractive land positions on the Northern and Western Limbs of the Bushveld, the Company holds a 50% interest in the advanced stage Ga-Phasha PGM project on the Eastern Limb. Anooraq is the only Black Economic Empowerment ("BEE") company with a primary listing on a North American stock exchange. This combination of significant PGM assets, status as a BEE entity, and direct access to financing opportunities through North American and European markets, positions Anooraq to become a leading PGM company.

Ronald W. Thiessen
President and CEO

For further details on Anooraq and its South African properties please visit the Company's website www.anooraqresources.com or contact:

Melanee G. Henderson Investor Relations Vancouver, Canada Phone: (604) 684-6365 Toll Free: 1-800-667-2114	Phumzile Langeni Executive Director, Investor Relations Johannesburg, South Africa Phone: +27 (11) 883-0831

The TSX Venture Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

BOIKGANTSHO ASSAY TABLE

Hole Number	From (metres)	To (metres)	Interval (metres)	Interval (feet)	PGM[1] (g/tonne)	Nickel (%)	Copper (%)	Pt g/tonne	Pd g/tonne	Au g/tonne
PR-309	50.00	59.00	9.00	29.5	1.95	0.18	0.13	0.90	0.92	0.13
PR-309	271.00	291.00	20.00	65.6	1.46	0.16	0.11	0.56	0.80	0.10
PR-317	99.00	109.00	10.00	32.8	1.89	0.20	0.12	0.70	1.07	0.12
PR-317	148.00	170.00	22.00	72.2	1.17	0.15	0.09	0.45	0.60	0.13
PR-318	179.00	269.00	90.00	295.3	1.67	0.19	0.12	0.67	0.86	0.13
PR-319	397.00	407.00	10.00	32.8	1.56	0.16	0.10	0.62	0.83	0.10
PR-320	141.05	165.00	23.95	78.6	1.36	0.16	0.10	0.52	0.76	0.09
PR-323	10.90	30.00	19.10	62.7	1.47	0.21	0.13	0.74	0.60	0.13
PR-323	118.44	130.00	11.56	37.9	1.33	0.16	0.10	0.45	0.79	0.09
PR-324	30.69	77.00	46.31	151.9	1.37	0.13	0.08	0.56	0.72	0.09
PR-329	25.27	32.00	6.73	22.1	2.09	0.29	0.23	0.68	1.21	0.20
PR-329	38.00	129.60	91.60	300.5	1.58	0.28	0.21	0.68	0.76	0.14
PR-329	302.00	318.00	16.00	52.5	1.05	0.14	0.09	0.36	0.61	0.08
PR-330	2.61	88.00	85.39	280.2	0.86	0.18	0.13	0.34	0.43	0.09
PR-331	6.49	43.00	36.51	119.8	1.15	0.22	0.20	0.52	0.50	0.13
PR-331	54.00	72.40	18.40	60.4	1.21	0.24	0.20	0.51	0.59	0.12
PR-331	159.00	167.00	8.00	26.2	2.29	0.15	0.07	0.95	1.23	0.10
PR-332	34.70	40.27	5.57	18.3	2.52	0.26	0.16	1.04	1.29	0.20
PR-333	29.62	39.00	9.38	30.8	1.51	0.16	0.11	0.60	0.77	0.13
PR-333	147.00	171.00	24.00	78.7	1.53	0.18	0.12	0.60	0.82	0.11
PR-334	94.00	142.00	48.00	157.5	1.47	0.15	0.08	0.64	0.72	0.11
PR-334	132.00	142.00	10.00	32.8	1.65	0.17	0.09	0.77	0.75	0.14
PR-336	98.79	113.75	14.96	49.1	1.12	0.14	0.09	0.51	0.53	0.08
PR-337	22.00	59.75	37.75	123.9	1.47	0.22	0.15	0.61	0.71	0.16
PR-343	2.15	15.00	12.85	42.2	1.52	0.26	0.25	0.54	0.77	0.20
PR-343	29.00	41.00	12.00	39.4	1.10	0.13	0.11	0.45	0.54	0.10
PR-343	93.00	118.63	25.63	84.1	1.49	0.19	0.15	0.65	0.73	0.11
PR-343	279.00	294.00	15.00	49.2	0.99	0.14	0.09	0.41	0.50	0.08
PR-344	10.08	42.00	31.92	104.7	1.35	0.16	0.13	0.65	0.60	0.11
PR-344	150.00	169.00	19.00	62.3	0.79	0.17	0.14	0.25	0.47	0.07
PR-344	219.45	240.16	20.71	67.9	1.11	0.17	0.11	0.43	0.60	0.08
PR-345	1.55	39.00	37.45	122.9	1.35	0.18	0.13	0.57	0.68	0.10
PR-345	168.92	189.00	20.08	65.9	1.45	0.15	0.09	0.57	0.81	0.08
PR-346	41.09	89.00	47.91	157.2	1.24	0.16	0.09	0.55	0.62	0.07
PR-347	0.88	21.00	20.12	66.0	0.98	0.17	0.13	0.27	0.65	0.06
PR-347	76.00	94.85	18.85	61.8	1.51	0.18	0.12	0.53	0.77	0.22
PR-348	55.64	70.00	14.36	47.1	1.13	0.15	0.09	0.48	0.58	0.07
PR-348	78.00	83.98	5.98	19.6	2.18	0.25	0.19	0.98	1.03	0.18
PR-349	76.00	89.00	13.00	42.7	1.25	0.17	0.10	0.57	0.62	0.07
PR-349	87.00	124.00	37.00	121.4	1.48	0.16	0.12	0.63	0.74	0.11
PR-350	33.82	88.00	54.18	177.8	1.63	0.21	0.14	0.77	0.72	0.14
PR-355	63.00	78.00	15.00	49.2	1.76	0.19	0.12	0.78	0.85	0.13
PR-355	139.00	153.00	14.00	45.9	1.15	0.15	0.10	0.46	0.60	0.09
PR-356	180.92	205.20	24.28	79.7	1.40	0.21	0.15	0.52	0.78	0.10
PR-357	27.00	38.00	11.00	36.1	1.48	0.17	0.12	0.66	0.70	0.12
PR-357	69.00	80.16	11.16	36.6	3.38	0.22	0.16	1.66	1.47	0.25
PR-358	61.39	78.00	16.61	54.5	1.48	0.15	0.10	0.65	0.74	0.09
PR-359	89.58	156.11	66.53	218.3	1.06	0.19	0.14	0.37	0.59	0.10
PR-360	35.00	100.00	65.00	213.3	0.95	0.17	0.12	0.33	0.53	0.09
PR-360	133.21	155.00	21.79	71.5	1.20	0.13	0.09	0.56	0.57	0.08
PR-361	46.84	61.52	14.68	48.2	1.21	0.18	0.11	0.57	0.52	0.12
PR-362	1.33	19.99	18.66	61.2	0.65	0.16	0.13	0.30	0.25	0.11
PR-362	75.00	98.00	23.00	75.5	1.38	0.15	0.08	0.59	0.71	0.08
PR-364	54.00	69.00	15.00	49.2	2.02	0.19	0.11	0.94	0.93	0.15
PR-366	42.22	50.85	8.63	28.3	1.89	0.19	0.09	0.86	0.88	0.15
PR-368	88.00	97.16	9.16	30.1	2.34	0.27	0.17	0.92	1.26	0.17

1 PGM = Platinum + Palladium + Gold